Exhibit 4.5

THE BOC GROUP plc – LONG TERM INCENTIVE PLAN 2003

The rules of The BOC Group plc Long Term Incentive Plan (the “Rules”) are incorporated by reference to our registration statement of Form S-8 (no. 333-105611) filed with the Commission on May 28, 2003 subject to the following amendment.

At the Annual General Meeting of The BOC Group plc held on 14 January 2005, it was resolved that rule 3.1 of the Rules be amended to read: -

3.	INDIVIDUAL LIMITS

3.1.	Subject to Rule 3.2, no Award shall be granted to an Eligible Employee which would, at the Award Date, result in the Market Value (measured at the relevant Award Date) of the Shares over which he has been granted Awards under the Plan in respect of any financial year of the Company exceeding 250% of his annual rate of basic salary.